SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report Of Foreign Issuer

Pursuant To Rule 13a-16 Or 15d-16 of

the Securities Exchange Act of 1934

For the month of April 2003

ALCON, INC.

Bösch 69

P.O. Box 62

6331 Hünenberg, Switzerland

011-41-41-785-8888

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F x Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes No x

Incorporation by Reference

This Report of Foreign Issuer on Form 6-K shall be incorporated by reference into the Registration Statements on Form S-8 filed with the Securities and Exchange Commission on April 24, 2002 and the Registration Statement on Form S-8 filed with the Securities and Exchange Commission on October 25, 2002.

ALCON, INC.

FINANCIAL INFORMATION FOR THE

THREE MONTH PERIODS ENDED MARCH 31, 2003 AND 2002

ITEM 1. CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED):

CONDENSED CONSOLIDATED BALANCE SHEETS (UNAUDITED)

CONDENSED CONSOLIDATED STATEMENTS OF EARNINGS (UNAUDITED)

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

ITEM 3. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

ITEM 1. CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

ALCON, INC. AND SUBSIDIARIES

Condensed Consolidated Balance Sheets (Unaudited)

(in millions, except share data)
	March 31,	December 31,
Assets	2003	2002
Current assets:
Cash and cash equivalents	$919.0	$967.9
Investments	90.7	66.3
Trade receivables, net	619.0	547.5
Inventories	411.1	412.3
Deferred income tax assets	128.7	128.7
Other current assets	75.9	88.2

Total current assets	2,244.4	2,210.9

Property, plant and equipment, net	682.9	679.1
Intangible assets, net	376.1	392.8
Goodwill	551.2	549.8
Long term deferred income tax assets	109.2	90.1
Other assets	49.8	47.1

Total assets	$4,013.6	$3,969.8

Liabilities and Shareholders' Equity

Current liabilities:
Accounts payable	$118.4	$117.0
Short term borrowings	1,621.4	1,772.8
Current maturities of long term debt	22.7	23.1
Other current liabilities	700.6	659.4

Total current liabilities	2,463.1	2,572.3

Long term debt, net of current maturities	72.5	80.8
Long term deferred income tax liabilities	86.1	85.8
Other long term liabilities	259.4	256.6
Contingencies

Shareholders' equity:
Common shares, par value CHF 0.20 per share;
336,975,000 shares authorized, 309,233,832 shares
issued and 309,032,440 shares outstanding at
March 31, 2003; 336,975,000 shares authorized
309,231,691 shares issued and 309,032,167 shares
outstanding at December 31, 2002	42.5	42.5
Additional paid-in capital	508.8	508.5
Accumulated other comprehensive income (loss)	9.5	(16.4)
Deferred compensation	(13.3)	(15.2)
Retained earnings	593.2	463.0
Treasury shares, at cost; 201,392 shares at
March 31, 2003; and 199,532 shares at
at December 31, 2002	(8.2)	(8.1)
Total shareholders' equity	1,132.5	974.3

Total liabilities and shareholders' equity	$4,013.6	$3,969.8

See accompanying notes to condensed consolidated financial statements.

ALCON, INC. AND SUBSIDIARIES

Condensed Consolidated Statements of Earnings (Unaudited)

(in millions, except share and per share data)

	Three months ended March 31,
	2003	2002

Sales	$807.1	$706.5
Cost of goods sold	253.3	210.4

Gross profit	553.8	496.1

Selling, general and administrative	264.2	252.4
Research and development	78.2	75.3
Amortization of intangibles	17.0	16.8

Operating income	194.4	151.6

Other income (expense):
Gain (loss) from foreign currency, net	(0.1)	(0.1)
Interest income	4.5	6.8
Interest expense	(11.7)	(19.3)
Other	--	1.2

Earnings before income taxes	187.1	140.2

Income taxes	56.9	46.2

Net earnings	$130.2	$94.0

Basic earnings per common share	$0.42	$0.33

Diluted earnings per common share	$0.42	$0.33

Basic weighted average common shares	307,907,316	282,536,066
Diluted weighted average common shares	309,377,002	282,698,780

See accompanying notes to condensed consolidated financial statements.

ALCON, INC. AND SUBSIDIARIES

Condensed Consolidated Statements of Cash Flows (Unaudited)

(in millions)
	Three months ended March 31,
	2003	2002

Cash provided by operating activities:
Net cash from operating activities	$166.6	$8.4

Cash provided by (used in) investing activities:
Purchases of property, plant and equipment	(21.0)	(12.8)
Net purchases of investments	(24.8)	4.7
Other	1.3	-
Net cash from investing activities	(44.5)	(8.1)

Cash provided by (used in) financing activities:
Net proceeds from short term debt	(164.7)	149.4
Dividends to common shareholder	-	(1,243.4)
Repayment of long term debt	(9.3)	(612.7)
Proceeds from public sale of common shares	-	2,407.2
Other	0.4	(17.7)

Net cash from financing activities	(173.6)	682.8

Effect of exchange rates on cash and cash equivalents	2.6	(4.3)

Net increase (decrease) in cash and cash equivalents	(48.9)	678.8

Cash and cash equivalents, beginning of period	967.9	1,140.5

Cash and cash equivalents, end of period	$919.0	$1,819.3

Supplemental disclosure of cash flow information:
Cash paid during the period for the following:

Interest expense, net of amount capitalized	$10.2	$21.6

Income taxes	$33.7	$62.6

See accompanying notes to condensed consolidated financial statements.

  Condensed Consolidated Financial Statements

  The accompanying interim condensed consolidated financial statements of Alcon, Inc. ("Alcon") and subsidiaries (collectively, the "Company") are unaudited. Amounts presented at December 31, 2002 are based on the audited consolidated financial statements appearing in Alcon's annual report on Form 20-F filed with the Securities and Exchange Commission. The interim condensed consolidated financial statements and notes thereto do not include all disclosures required by generally accepted accounting principles and should be read in conjunction with the audited consolidated financial statements and the notes thereto included in Alcon's annual report on Form 20-F.

  In management's opinion, the interim condensed consolidated financial statements reflect all adjustments (consisting only of normal recurring accruals) necessary to present fairly the results for the interim periods presented. Results for interim periods are not necessarily indicative of results that ultimately will be achieved for a full year.

  Certain reclassifications have been made to prior year amounts to conform with the current year presentation.

  Initial Public Offering

  At December 31, 2001, Alcon, a Swiss corporation, was a wholly owned subsidiary of Nestlé S.A. ("Nestlé"). On September 20, 2001, the Board of Directors of Nestlé approved the exploration of an initial public offering (the "IPO") of a minority stake in Alcon.

  Alcon declared on February 25, 2002, and made, on March 20, 2002, a payment to Nestlé of $1,243.4 (CHF 2,100) for dividends and return of capital. This payment was financed from existing cash and cash equivalents and additional short term borrowings. The entire payment was considered a dividend under Swiss law.

  On February 25, 2002, the shareholder of Alcon converted 69,750,000 Alcon common shares owned by Nestlé into 69,750,000 Alcon non-voting preferred shares. On March 21, 2002, holders of Alcon common shares voted to redeem the preferred shares for an aggregate redemption price of CHF 3,634. The proceeds, net of related costs including taxes, from the IPO were used to redeem the preferred shares for $2,188.0 on May 29, 2002. No dividends were paid on the preferred shares.

  On March 20, 2002, Alcon's IPO was priced at $33.00 per share for 69,750,000 common shares. The net proceeds to Alcon from the IPO were $2,189.0, after offering expenses and taxes. A portion of the IPO proceeds was utilized to repay $712.1 in short term debt until May 29, 2002, when the preferred shares were redeemed.

  Net proceeds of $219.1, after offering expenses and taxes, from the subsequent exercise of the underwriters' over-allotment option to purchase 6,975,000 common shares were used to reduce short term indebtedness.

  In connection with the IPO, Alcon changed certain provisions of its deferred compensation plan. These changes resulted in a one time $22.6 charge to operating income ($14.2 net of tax) upon the completion of the IPO in March 2002.

  Cash Flows - Supplemental Disclosure of Non-cash Financing Activities

    On February 25, 2002, the shareholder of Alcon converted 69,750,000 Alcon common shares owned by Nestlé into 69,750,000 Alcon non-voting preferred shares.  The redemption price for these preferred shares was CHF 3,634.

    In connection with the IPO, certain Alcon employees elected to convert their interests in the 1994 Phantom Stock Plan into restricted Alcon common shares and options to purchase Alcon common shares.  The effects on the 2002 financial statements were to:

    decrease other current liabilities by $11.1

    decrease other long term liabilities by $24.1

    increase additional paid-in capital by $73.1

    decrease total equity for deferred compensation of $37.9

Simultaneously, deferred compensation was reduced by $12.7, which was charged against earnings in the first three months of 2002 and was reflected as an adjustment in net cash from operating activities.

  Earnings Per Share

Basic earnings per common shares are computed by dividing net earnings by the weighted average number of common shares outstanding for the relevant period.  Diluted weighted average common shares reflects the potential dilution, using the treasury stock method, that could occur if employee stock options for the issuance of common shares were exercised and if contingent restricted common shares granted to employees became vested.

   The following table reconciles the weighted average shares of the basic and diluted earnings per share computations:

Three months ended March 31,

2003

2002

Basic weighted average common shares outstanding

307,907,316

282,536,066

Effect of dilutive securities:

Employee stock options

745,775

19,781

Contingent restricted common shares

723,911

142,933

Diluted weighted average common shares outstanding

309,377,002

282,698,780

  Inventories, at lower of cost or market

March 31,

December 31,

2003

2002

Finished goods

$

245.5

$

 245.0

Work in process

38.6

 34.0

Raw materials

127.0

 133.3

Total

$

411.1

$

 412.3

  Goodwill and Other Intangible Assets

  Intangible assets subject to amortization:

March 31, 2003

December 31, 2002

Gross

Gross

Carrying

Accumulated

Carrying

Accumulated

Amount

Amortization

Amount

Amortization

Amortized intangible assets:

Licensed technology

$

508.4

$

(220.7

)

$

508.3

$

(207.0

)

Other

185.1

(96.7

)

184.2

(92.7

)

$

693.5

$

(317.4

)

$

692.5

$

(299.7

)

  The changes in the carrying amount of goodwill for the three months ended March 31, 2003 were as follows:

United

States

International

Segment

Segment

Total

Balance, December 31, 2002

$

341.6

$

208.2

$

549.8

Impact of changes in foreign exchange rates

--

1.4

1.4

Balance, March 31, 2003

$

341.6

$

209.6

$

551.2

  Short Term Borrowings and Long Term Debt

March 31,

December 31,

2003

2002

 Short term borrowings:

  Lines of credit

$

 194.1

$

 240.6

  Commercial paper

 1,251.7

 1,377.4

  From affiliates

 140.7

 117.2

  Bank overdrafts

 34.9

 37.6

  Total short term borrowings

$

 1,621.4

$

 1,772.8

  At March 31, 2003, Alcon had several unsecured line of credit agreements totaling $584.7, including bank overdraft agreements, with third parties that were denominated in various currencies.

March 31,

December 31,

2003

2002

 Long term debt:

  License obligations

$

 35.1

$

 43.9

  Bonds

 45.9

 45.6

  Other

 14.2

 14.4

   Total long term debt

 95.2

 103.9

  Less current maturities of long term debt

 22.7

 23.1

   Long term debt, net of current maturities

$

 72.5

$

 80.8

  As of March 31, 2003, total borrowings from Nestlé and its subsidiaries were $140.7.

  Business Segments

The Company conducts its global business through two business segments:  Alcon United States and Alcon International.  Alcon United States includes sales to unaffiliated customers located in the United States of America, excluding Puerto Rico.  Alcon United States operating profit is derived from operating profits within the United States, as well as operating profits earned outside of the United States related to the United States business.  Alcon International includes sales to all other unaffiliated customers.

  Each business segment markets and sells products principally in three product categories of the ophthalmic market: (1) pharmaceutical (prescription drugs), (2) surgical equipment and devices, (cataract, vitreoretinal and refractive) and (3) consumer eye care (contact lens disinfectants and cleaning solutions, artificial tears and ocular vitamins).  Business segment operations generally do not include research and development, manufacturing and other corporate functions.  Each business segment is managed by a single business segment manager who reports to the Chief Executive Officer, who is the chief operating decision maker of the Company.

  Segment performance is measured based on sales and operating income reported in accordance with Generally Accepted Accounting Principles (U.S. GAAP).

  Certain manufacturing costs and manufacturing variances are not assigned to business segments because most manufacturing operations produce products for more than one business segment.  Research and development costs, excluding regulatory costs which are included in the business segments, are treated as general corporate costs and are not assigned to business segments.

  Identifiable assets are not assigned by business segment and are not considered in evaluating the performance of the business segments.

Three Months Ended March 31,

Depreciation and

Sales

Operating Income

Amortization

2003

2002

2003

2002

2003

2002

United States

$

  426.5

$

  386.3

$

183.9

$

140.6

$

20.1

$

20.7

International

  380.6

  320.2

112.5

108.5

9.9

10.2

Segments total

  807.1

  706.5

296.4

249.1

30.0

30.9

  Manufacturing operations

(13.0

)

(8.3

)

6.6

6.7

  Research and development

(72.6

)

(71.4

)

2.2

1.8

General corporate

(16.4

)

(17.8

)

1.2

0.6

Total

$

  807.1

$

  706.5

$

194.4

$

151.6

$

40.0

$

40.0

  Stock-Based Compensation Plans

  Contemporaneously with the IPO, the Company adopted the 2002 Alcon Incentive Plan. Under the plan, the Company's board of directors may award to officers, directors and key employees options to purchase up to 30 million shares of the Company's common stock at a price set by the Board, which may not be lower than the prevailing stock exchange price upon the grant of the option. In the fourth quarter of 2002, the Board authorized the acquisition on the open market of up to two million common shares to satisfy the exercise of stock options granted under the plan. Individual grants become exercisable generally on or after the third anniversary of the grant and lapse on the tenth anniversary of the grant.

  The plan also provides that the Board may grant Stock Appreciation Rights (SARs) whereby the grantee may receive the appreciation in stock value over the grant price. The Company's operating results included expenses related to these SARs of less than $0.3 in the three months ended March 31, 2003 and 2002.

  Under this plan the Company provided for a conversion of existing phantom stock units granted under the 1994 Phantom Stock Plan into restricted common shares of the Company and the grant of common stock options to any person who elected to make the conversion.  See note 10 for additional information about this grant.

  Contemporaneously with the IPO, Alcon granted certain employees and the independent directors incentive options to purchase approximately 6.3 million Alcon common shares at $33 per share (the IPO price) pursuant to the 2002 Alcon Incentive Plan.  The options are scheduled to vest on March 21, 2005 and expire on March 20, 2012.

  On February 18, 2003, Alcon granted certain employees and the independent directors incentive options to purchase approximately 6.2 million common shares at $36.39 per share (the market price) pursuant to the 2002 Alcon Incentive Plan.  The options are scheduled to vest on February 18, 2006 and expire on February 17, 2013.

  The Company applies the intrinsic value method provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations in accounting for grants to Company directors, officers and employees under the 2002 Alcon Incentive Plan. No stock-based employee compensation cost was reflected in net earnings, as all options granted under the plan had an exercise price equal to the market value of the underlying common stock on the date of grant. The following table illustrates the effect on net earnings and earnings per common share if the Company had applied the fair value recognition provisions of Statement of Financial Accounting Standard No. 123, "Accounting for Stock-Based Compensation" in accounting for the plan.

Three months ended March 31,

2003

2002

Net earnings, as reported

$

130.2

$

94.0

Deduct: Total stock-based employee compensation expense determined under the fair value method for all awards, net of related tax benefits

(7.1

)

(0.5

)

Proforma net earnings

$

123.1

$

93.5

Earnings per common share:

Basic - as reported

$

0.42

$

0.33

Basic - proforma

$

0.40

$

0.33

Diluted - as reported

$

0.42

$

0.33

Diluted - proforma

$

0.40

$

0.33

  Deferred Compensation

The Company has an unfunded deferred compensation plan referred to as the 1994 Phantom Stock Plan for which key management members and certain other employees were eligible to be considered for participation prior to 2002. A committee appointed by the Board of Directors administers the plan. Plan payments were $19.1 for 2002. The plan's liability was $22.0 and $29.5 at March 31, 2003 and December 31, 2002, respectively, which is included in other current liabilities and other long term liabilities in the accompanying consolidated balance sheets.

Contemporaneously with the IPO, certain Alcon employees elected to convert $34.2 of their interests in the unfunded 1994 Phantom Stock Plan into approximately 2.2 million contingent restricted common shares of Alcon.  Although all of these shares were included in the outstanding common shares in the accompanying balance sheets at March 31, 2003 and December 31, 2002, the unvested portion (which was contingent) of the restricted common shares was excluded in the calculation of basic weighted average common shares outstanding.  In connection with this conversion, these employees were also granted options to purchase approximately 0.9 million Alcon common shares at $33.00 per share (the IPO price) under the 2002 Alcon Incentive Plan.  These restricted shares and options are scheduled to vest at various times through January 1, 2006.  The options expire on March 20, 2012.

In the fourth quarter of 2002, the Board of Directors adopted the Alcon Executive Deferred Compensation Plan ("DCP").  The DCP permits certain executives of the Company to defer receipt of compensation and certain stock gains otherwise payable currently and to accumulate earnings thereon on a tax-deferred basis.  The plan is designed to permit executives' deferral elections to be held and owned by the Company in a Rabbi trust.  At December 31, 2002, no deferrals had been recorded under the plan and no assets had been contributed to the trust.  During the first three months of 2003, certain executives elected to defer $3.1 million of compensation.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Three months ended March 31, 2003 compared to three months ended March 31, 2002

Certain reclassifications have been made to prior year amounts to conform with the current year presentation.

Global sales increased 14.2% to $807.1 million in the three months ended March 31, 2003 from $706.5 million in 2002. In terms of constant currency, sales increased by 10.5%.  The favorable impact on sales from exchange rates experienced during the first three months of 2003 was primarily attributable to the weakening of the U.S. dollar relative to the Euro.

Global sales growth was led by the performance of our pharmaceutical business which generated $302.6 million in revenue in the three months ended March 31, 2003 from $248.3 million in 2002, an increase of 21.9% (20.1% in constant currency). Growth was broad based across all major therapeutic market segments. Within the glaucoma segment, TRAVATAN® solution posted $29.6 million in global sales in the three months ended March 31, 2003 compared to $11.6 million in 2002. Sales of our leading allergy product, Patanol® solution, continued to be strong, with revenue of $50.6 million in the three months ended March 31, 2003, an increase of 19.3% (19.8% in constant currency) over 2002.  For the same periods, sales growth for our other key branded pharmaceutical products amounted to 16.0% for Tobradex® suspension and ointment, 27.0% for Ciloxan® solution and 44.7% for Cipro® HC (licensed from Bayer AG).

Global sales of our surgical products grew 11.7% (5.7% in constant currency) to $376.9 million in the three months ended March 31, 2003 from $337.4 million in 2002. Our line of cataract and vitrectomy products which include intraocular lenses, surgical equipment, devices and disposable products accounted for the growth. Sales of our refractive products declined by 6.6%, a result of the continued uncertain economic environment worldwide which is negatively impacting both consumer confidence in the economy and the demand for elective corrective laser surgery. In April 2003, we introduced the InfinitiTM vision system, our next generation cataract removal system at the American Society of Cataract and Refractive Surgery (ASCRS) symposium.  We anticipate the first shipments of this product to occur in June 2003.

Our global consumer eye care business, which consists of contact lens care and other general eye care products, grew 5.6% (4.1% in constant currency) to $127.6 million in the three months ended March 31, 2003 from $120.8 million in 2002. Sales of our contact lens disinfectants were essentially flat in the three months ended March 31, 2003 compared to 2002, while our line of artificial tears products grew 17.4% (15.3% in constant currency) over the same period.

United States

Sales in the United States increased 10.4% to $426.5 million in the three months ended March 31, 2003 from $386.3 million in 2002. The sales performance of our pharmaceutical business was consistent with the global trend and led the growth in the U.S. market, with revenues of $192.9 million in the three months ended March 31, 2003, representing a 20.2% increase over 2002 sales of $160.5 million. Strong double-digit growth was achieved across all major therapeutic segments. Sales of TRAVATAN®, our product used in the treatment of glaucoma, increased to $17.3 million in the three months ended March 31, 2003 from $8.4 million in 2002. Sales of Patanol®, our allergy segment leader, grew 17.5% to $47.7 million in the three months ended March 31, 2003 from $40.6 million in 2002. A new direct-to-consumer advertising campaign for Patanol® was launched in March 2003 which included television coverage and interactive Internet ads. Solid sales growth also was recorded by our other major branded pharmaceutical products in the three months ended March 31, 2003 with Ciloxan® at 26.5%, Tobradex® at 14.9% and Cipro® HC at 45.4%, over 2002. In April 2003 we received FDA approval for the ophthalmic use of moxifloxacin, VigamoxTM solution a fourth-generation fluoroquinolone antibiotic that we believe will be a significant advancement in the topical treatment and prevention of ocular infections.

Sales in our U.S. surgical business totaled $166.7 million in the three months ended March 31, 2003, a 3.3% increase over 2002. Our line of cataract and vitrectomy products increased 4.2% to $152.8 million in the three months ended March 31, 2003 from $146.6 million in 2002. Sales of our refractive products declined 5.4% to $13.9 million in the three months ended March 31, 2003 from $14.7 million in 2002, reflecting a continued sluggish economy. Several sites began offering commercial procedures using the LADARWaveTM system, our new custom ablation wavefront technology.

Our consumer eye care business grew 3.7% during the three months ended March 31, 2003 to $66.9 million from $64.5 million in 2002. Sales of our contact lens disinfectants were down 4.5% in the three months ended March 31, 2003 compared to 2002, while our line of artificial tears products grew 15.9% over the same period. SystaneTM Lubricant Eye Drops, our new proprietary dry eye product, was launched in the U.S. during the first quarter 2003. SystaneTM is clinically proven to reduce both the clinical signs and symptoms of dry eye.

International

Sales in the rest of the world increased 18.9% (10.6% in constant currency) to $380.6 million in the three months ended March 31, 2003 from $320.2 million in 2002. The European markets were largely accountable for the impact of currency exchange on sales growth as the Euro strengthened against the U.S. dollar. Although Japan, our largest international market, has also experienced some strengthening in the yen, prevailing competitive market conditions and governmental price regulations negatively affected sales growth during the first three months of 2003. Sales in the major Latin American markets of Brazil and Argentina continued to be negatively impacted by poor economic conditions and weak currencies.

Sales for our pharmaceutical business outside of the United States registered strong growth of 24.9% (20.0% in constant currency), increasing to $109.7 million in the three months ended March 31, 2003 from $87.8 million in 2002. Sales generated from our line of glaucoma products posted healthy growth of 42.9% (33.3% in constant currency) in the three months ended March 31, 2003 compared to 2002. TRAVATAN®, with sales in over 55 countries outside the United States, contributed $12.3 million in revenue to the glaucoma line in the three months ended March 31, 2003 compared $3.2 million in 2002.  Opatanol® solution (our European brand of Patanol®), our allergy product, has been launched in selected markets in Europe. Within our infection/inflammation product line, sales of Tobradex® continued to be strong, growing 19.8% in the three months ended March 31, 2003 over 2002.

Sales from our international surgical business increased 19.4% (7.9% in constant currency) to $210.2 million in the three months ended March 31, 2003 from $176.1 million in 2002. Growth was driven by our line of intraocular lenses and other cataract and vitrectomy products. Global economic conditions continued to adversely impact our refractive business with sales declining 9.8% (13.7% in constant currency) in the three months ended March 31, 2003 from 2002.

Sales of our consumer eye care business grew 7.8% (4.6% in constant currency) to $60.7 million in the three months ended March 31, 2003 from $56.3 million in 2002. Revenues from our contact lens disinfectants were up 5.0% while artificial tears products grew 18.2% (14.9% in constant currency) in the three months ended March 31, 2003 over 2002.

The following table compares global product line sales in the three months ended March 31, 2003 with the sales for the comparable period in 2002:

Three Months Ended March 31,

2003

2002

(in millions)

Infection/Inflammation Products

$

126.1

$

108.6

Glaucoma Products

101.6

80.3

Allergy Products

56.6

47.8

Otic Products

21.9

13.8

Other Pharmaceuticals/Rebates

(3.6

)

(2.2

)

Total Pharmaceuticals

302.6

248.3

IOL's

117.6

101.6

Cat/Vit Products

240.8

216.0

Refractive Products

18.5

19.8

Total Surgical

376.9

337.4

Contact Lens Disinfectants

70.1

70.4

Artificial Tears

28.4

24.2

Other

29.1

26.2

Total Consumer Eye Care

127.6

120.8

Total Sales

$

807.1

$

706.5

Gross Profit

Gross profit increased 11.6% to $553.8 million in the three months ended March 31, 2003 from $496.1 million in 2002.  However, gross profit as a percent of sales decreased to 68.6% in the three months ended March 31, 2003 from 70.2% in 2002 mainly due to variations in geographical and product sales mix, startup cost for the InfinitiTM vision system and LADARWaveTM diagnostic device and the impact of currency fluctuations on cost of goods sold.

Operating Expenses

Selling, general and administrative expenses increased 4.7% to $264.2 million in the three months ended March 31, 2003 from $252.4 million in 2002.  Although negatively impacted by exchange rates and the expansion of the global sales force, selling, general and administrative expense as a percentage of sales improved to 32.7% from 35.7%.  This improvement occurred due to the continued operating efficiencies gained from the Company's global infrastructure.  In the three months ended March 31, 2002, selling, general and administrative expense included $12.6 million of expenses related to changes made to an employee deferred compensation plan.  Excluding these expenses, 2002 selling, general and administrative expenses would have been 33.9% of sales.

Research and development expenses increased 3.9% to $78.2 million (9.7% of sales) in the three months ended March 31, 2003 from $75.3 million (10.7% of sales) in 2002.  This increase in research and development expenses represents a continued investment across pharmaceutical and surgical products.  Research and development expenses for the three months ended 2002 included $6.6 million of expenses related to changes made to an employee deferred compensation plan.  Excluding these expenses, research and development expenses, as a percentage of sales would have been 9.7% for the three months ended March 31, 2003 and 2002.

Operating Income

Operating income increased 28.2% to $194.4 million in the three months ended March 31, 2003 from $151.6 in 2002.  Operating income in 2002 was negatively impacted by certain one time expenses of $22.6 million incurred in 2002 related to changes made to an employee deferred compensation plan.

Interest and Other Expenses

Interest income decreased 33.8% to $4.5 million in the three months ended March 31, 2003 from $6.8 million in 2002, primarily as a result of lower short term interest rates in 2003.  Interest expense decreased 39.4% to $11.7 million in the three months ended March 31, 2003 from $19.3 million in 2002 resulting from lower short term interest rates and reduced debt.

Income Tax Expense

Income tax expense increased 23.2% to $56.9 million in the three months ended March 31, 2003 from $46.2 million in 2002, mainly due to higher pre-tax earnings.  The effective tax rate was 30.4% in the first three months of 2003, compared to 33.0% in the first three months of 2002 and 31.1% for the full year 2002.  This continued decline in the effective tax rate is primarily attributable to tax settlements and a greater mix of income in lower tax rate jurisdictions.

Net Earnings

Net earnings increased 38.5% to $130.2 million in the three months ended March 31, 2003 from $94.0 million in 2002.  This increase results from an increase in gross profit that exceeded increases in operating expenses and from lower net interest expense and a lower effective tax rate.

Earnings Per Share

Earnings per share increased 27.3% to $0.42 per share in the three months ended March 31, 2003 from $0.33 per share in 2002.  The percentage increase in earnings per share is lower than the percentage increase in net earnings due to an increase in weighted average shares, as discussed further under "Liquidity and Capital Resources - Redeemable Preferred Shares."

Liquidity and Capital Resources

In the three months ended March 31, 2003, we generated operating cash flow of $166.6 million.  Net cash used in investing activities in the three months ended March 31, 2003 was $44.5 million including $21.0 million of capital expenditures.

Most of the operating cash flow has been used to reduce short term borrowings and for capital expenditures including improvements in our manufacturing facilities and certain new construction.

We expect to meet our current liquidity needs primarily through cash and cash equivalents, liquidation of short term investments, and, to the extent necessary, short term borrowings.  We expect to meet future liquidity requirements through our operating cash flows and through utilization of existing credit facilities, the combination of which we believe would be sufficient even if our sales were adversely affected.

Redeemable Preferred Shares

As discussed in note 2 of the condensed consolidated financial statements, in February 2002, prior to the initial public offering of Alcon's common stock (the "IPO"), Nestlé converted 69,750,000 Alcon common shares into 69,750,000 Alcon non-voting preferred shares.  On March 21, 2002, holders of Alcon common shares voted to redeem the preferred shares for an aggregate redemption price of CHF 3,634 million.  The proceeds from the IPO, net of related costs including taxes, were used to redeem the preferred shares for $2,188.0 million on May 29, 2002.  No dividends were paid on the preferred shares.

If the conversion of 69,750,000 Alcon common shares into Alcon preferred shares on February 25, 2002 had been delayed until the date of the IPO, earnings per share and the weighted average common shares for the quarter ended March 31, 2002 would have been:

Basic earnings per common share

$

0.31

Diluted earnings per common share

$

0.31

Basic weighted average common shares

300,361,066

Diluted weighted average common shares

300,523,780

Credit and Commercial Paper Facilities

As of March 31, 2003, Alcon and its subsidiaries had credit and commercial paper facilities of approximately $2.9 billion available worldwide, including a $2.0 billion commercial paper facility.  As of March 31, 2003, $1,251.7 million of the commercial paper was outstanding at an average interest rate of 1.28% before fees. Related to this short term, floating interest rate borrowing, we have entered into two $25.0 million interest rate swaps which have a net effect of fixing the interest rate on a portion of the outstanding amount at an average rate of 2.77%, which is based on a two year rate at the time of initiation of the hedge.  Nestlé guarantees the commercial paper facility and assists in its management, for which we pay Nestlé an annual fee based on the average outstanding commercial paper balances.  In addition, we pay Nestlé a fee for serving as a guarantor on Japanese yen 5.0 billion ($42.0 million) of bonds maturing in 2011 arranged by ABN AMRO for our subsidiary in Japan. Nestlé's guarantees permit Alcon to obtain more favorable interest rates, based upon Nestlé's credit rating, than might otherwise be obtained. We believe that any fees paid by us to Nestlé for their guaranty of any indebtedness or for the management of the commercial paper program are comparable to the fees that would be paid in an arm's length transaction. The bonds contain a provision that may terminate and accelerate the obligations in the event that Nestlé's ownership of Alcon falls below 51%.

Alcon and its subsidiaries also had available commitments of $324.0 million under unsecured revolving credit facilities with Nestlé and its affiliates; at March 31, 2003, $140.7 million was outstanding under these credit facilities.  Alcon's subsidiaries had third-party lines of credit, including bank overdraft facilities, totaling approximately $584.7 million under which there was an aggregate outstanding balance of $229.0 million. The majority of the credit facilities with Nestlé and third parties are committed for less than one year and accrue interest at a rate consistent with local borrowing rates.  In aggregate, these facilities had a weighted average interest rate of 4.0% at March 31, 2003.

Other Financing Activities

The payment of dividends is subject to the availability of retained earnings or dividendable reserves under Swiss law, proposal by our board of directors, and ultimately approval of our shareholders. Future dividend payments will depend on various factors, including our net earnings, financial condition, cash requirements, future prospects and other factors deemed relevant by our board of directors in their proposal for approval to the shareholders.  Subject to these limitations, we expect to declare a dividend based on 2002 operations of CHF 0.45 per common share, or approximately $0.33 per common share, totaling approximately $102 million depending on exchange rates.  We anticipate that the dividend, if it is approved by the shareholders on May 20, 2003, will be paid on or about June 4, 2003.

Cash and Investment Availability

At March 31, 2003, we had $1,009.7 million in cash, cash equivalents, and investments, a $24.3 million decrease from December 31, 2002.  This decrease reflects the use of cash for the reduction of short term borrowings, which reduced interest expense.  Our cash and investment availability are appropriate for our liquidity requirements.

Critical Accounting Estimates

Our discussion and analysis of our financial condition and results of operations is based upon Alcon's condensed consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States.  The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and costs, and related disclosures of contingent assets and liabilities.  We base our estimates and judgments on historical experience, current conditions and various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities as well as identifying and assessing our accounting treatment with respect to commitments and contingencies.  Actual results may differ from these estimates and judgments under different assumptions or conditions.

We believe that the following accounting policies involve the more significant estimates and judgments used in the preparation of our financial statements:

Sales Recognition: The Company recognizes sales in accordance with the United States Securities and Exchange Commission Staff Accounting Bulletin No. 101.  Sales are recognized as the net amount to be received after deducting estimated amounts for product returns and rebates.  Product returns are estimated based on historical trends and current market developments.  Rebates are estimated based on historical analysis of trends and estimated compliance with contractual agreements.  While we believe that our reserves for product returns and rebates are adequate, if the actual results are significantly different than the estimated costs, our sales may be over or understated.

Inventory Reserves: The Company provides reserves on its inventories for estimated obsolescence or unmarketable inventory equal to the difference between the cost of inventory and the estimated fair market value based upon assumptions about future demand and market conditions.  If actual market conditions become less favorable than those projected by management, additional inventory reserves may be required.

Allowances for Doubtful Accounts: The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments.  Management regularly assesses the financial condition of the Company's customers and the markets in which these customers participate.  If the financial condition of the Company's customers were to deteriorate, resulting in an impairment of their ability to make payments on our receivables from them, additional allowances may be required.

Impairment of Goodwill and Intangible Assets: Statement of Financial Accounting Standard No. 142, Goodwill and Intangible Assets, requires us to assess the recoverability of goodwill, which represents the excess of purchase price over fair value of net assets acquired, annually and of intangible assets upon the occurrence of an event that might indicate conditions for an impairment could exist.

Factors we consider important that could trigger an impairment review for intangible assets include the following:

    significant underperformance relative to expected historical or projected future operating results;

    significant changes in the manner or extent of our use of the acquired assets or the strategy for our overall business;

    significant negative industry or economic trends; and

    significant decline in the market value of the intangible asset for a sustained period.

When we determine the carrying value of intangible assets may not be recoverable from undiscounted cash flows based upon the existence of one or more of the above factors, we measure any impairment based on a projected discounted cash flow method using a discount rate determined by our management to be commensurate with the risk inherent in our current business model.

Management has determined that the reporting units for its annual testing for impairment of goodwill are the operating business segments used for segment reporting.  Management performs its testing using both multiples of quoted market prices to operating profits and present value techniques.

To the extent that our management determines that goodwill or intangible assets cannot be recovered, such goodwill or intangible assets are considered impaired and the impairment is treated as an expense incurred in the period in which it occurs.

Tax Liabilities:  Our tax returns are subject to examination by taxing authorities in various jurisdictions.  Management records current tax liabilities based on their best estimate of what they will ultimately agree upon with the taxing authorities in the relevant jurisdictions following the completion of their examination.  Our management believes that the estimates reflected in the financial statements accurately reflect our tax liabilities.  However, our actual tax liabilities may ultimately differ from those estimates if we were to prevail in matters for which accruals have been established or if taxing authorities successfully challenge the tax treatment upon which our management has based its estimates.  Accordingly, our effective tax rate in a given financial statement period may materially change.

Litigation Liabilities:  Alcon and its subsidiaries are parties to a variety of legal proceedings arising out of the ordinary course of business, including product liability and patent infringement litigation. By its nature, litigation is subject to many uncertainties.  Management reviews litigation claims with counsel to assess the probable outcome of such claims.  Management records current liabilities for litigation based on their best estimates of what Alcon will ultimately incur to pursue such matters to final legal decisions or to settle them.  Our management believes that the estimates reflected in the financial statements properly reflect our litigation liabilities.  However, our actual litigation liabilities may ultimately differ from those estimates if we are unsuccessful in our efforts to defend or settle the claims being asserted.

Pension and Other Employee benefits:  We must make certain assumptions in the calculation of the actuarial valuation of Company sponsored defined benefit pension plans and postretirement benefits.  These assumptions include the weighted average discount rates, rates of increase in compensation levels, expected long term rates of return on assets, and increases or trends in health care costs.  If actual results are more or less favorable than those projected by management, future periods will reflect reduced or additional pension and postretirement medical expenses.

Market Risks

Interest Rate Risks

Because we have previously and expect to continue to finance our operations, in part, through loans, we are exposed to interest rate risks.  At March 31, 2003, the majority of our loans were short term, floating-rate loans that will become more expensive when interest rates rise and less expensive when they fall.  We have mitigated this risk by investing our cash, cash equivalents, and short term investments in floating rate investments.  Alcon evaluates the use of interest rate swaps and periodically uses such agreements to manage its interest risk on selected debt instruments.

Credit Risks

In the normal course of our business, we incur credit risk because we extend trade credit to our customers. We believe that these credit risks are well diversified, and our internal staff actively manages these risks. Our principal concentrations of trade credit are generally with large and financially sound corporations, such as large retailers and grocery chains, drug wholesalers and governmental agencies. As part of our sales of surgical equipment, we frequently finance the purchase of our equipment and enter into leases and other financial transactions with our customers. In general, these loans and other transactions range in duration from one to five years and in principal amount from $50,000 to $700,000. We conduct credit analysis on the customers we finance and secure the loans and leases with the purchased surgical equipment. Over the last 16 years, we have offered financing programs for cataract equipment with no significant losses. Our customer financing program for laser refractive surgical equipment has a shorter history, is of a larger size and has less credit strength and asset value for security. In countries that have a history of high inflation, such as Turkey, Brazil and Argentina, the credit risks to which we are exposed can be larger and less predictable.

We conduct some of our business through export operations and are exposed to country credit risk. This risk is mitigated by the use, where applicable, of letters of credit confirmed by large commercial banks in Switzerland and the United States.

Currency Risks

We are exposed to market risk from changes in currency exchange rates that could impact our results of operations and financial position.  We manage our exposure to these currency risks through our regular operating and financing activities and, when appropriate, through the use of derivative financial instruments.  We use derivative financial instruments as risk management tools and not for speculative purposes.

We use forward contracts to manage the volatility of non-functional currency cash flows resulting from changes in exchange rates.  Currency exchange forward contracts are primarily used to hedge intercompany purchases and sales. The use of these derivative financial instruments allows us to reduce our overall exposure to exchange rate fluctuations, since the gains and losses on these contracts substantially offset losses and gains on the assets, liabilities and transactions being hedged.

While we hedge some non-U.S. dollar currency transactions, the decline in value of non-U.S. dollar currencies may, if not reversed, adversely affect our ability to contract for product sales in U.S. dollars because our products may become more expensive to purchase in U.S. dollars for local customers doing business in the countries of the affected currencies.

New Accounting Standard

In January 2003, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 46, Consolidation of Variable Interest Entities (FIN 46).  FIN 46 interprets Accounting Research Bulletin No. 51, Consolidated Financial Statements.  FIN 46 requires a variable interest entity to be consolidated when a company is subject to the majority of the risk of loss from the variable interest entity's activities or is entitled to receive the majority of the entity's residual returns, or both.  The consolidation requirements for newly created variable interest entities and the transitional disclosure provisions of FIN 46 are effective for the Company immediately.  We do not expect the adoption of FIN 46 to have an impact on our results of operations or financial position.

ITEM 3.  QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Currency Risk

Because a significant portion of our revenues and earnings are denominated in foreign currencies, we are exposed to market risk from changes in currency exchange rates that could impact our results of operations and financial position.  We manage our exposure to these currency risks through our regular operating and financing activities and, when appropriate, through the use of derivative financial instruments.  We use derivative financial instruments as risk management tools and not for speculative purposes.

We use foreign currency forward contracts to manage the volatility of non-functional currency cash flows resulting from changes in exchange rates.  Currency exchange contracts are used primarily to hedge inter-company purchases and sales.  The use of these derivative financial instruments allows us to reduce our overall exposure to exchange rate fluctuations, since the gains and losses on these contracts substantially offset losses and gains on the assets, liabilities and transactions being hedged.

The fair value of currency exchange contracts is subject to changes in currency exchange rates.  For the purpose of assessing specific risks, we use a sensitivity analysis to determine the effects that market risk exposures may have on the fair value of our financial instruments and results of operations.  The financial instruments included in our sensitivity analysis are currency forward contracts.  Such contracts generally have a duration of three to twelve months and are used to hedge transactions that are firmly committed on the date the forward contract is entered into or are anticipated to occur within twelve months of that date.  The sensitivity analysis excludes the values of foreign currency denominated receivables and payables because of their short maturities and assumes that the change in one currency's rate relative to the U.S. dollar would not have an effect on other currencies' rates relative to the U.S. dollar.  All other factors were held constant.  To perform the sensitivity analysis, we assess the risk of loss in fair values from the effect of a hypothetical 10% change in currency exchange spot rates and assuming no change in interest rates.  For contracts outstanding as of March 31, 2003, a 10% appreciation in currency exchange rates against the U.S. dollar from the prevailing market rates would have increased our pre-tax earnings by approximately $40.3 million.  Conversely, a 10% depreciation in these exchange rates from the prevailing market rates would have decreased our pre-tax earnings by approximately $40.3 million.  Consistent with the nature of the economic hedge of such currency exchange contracts, such gains or losses would be offset by corresponding decreases or increases, respectively, of the underlying instrument or transaction being hedged.

The model used to perform the sensitivity analysis assumes a parallel shift in all currency exchange spot rates.  Exchange rates, however, rarely move in the same direction.  The assumption that all exchange rates change in a parallel manner does not necessarily represent the actual changes in fair value we would incur under normal market conditions because all variables other than the specific market risk are held constant.

While we hedge some non-U.S. dollar currency transactions, the decline in value of non-U.S. dollar currencies may, if not reversed, adversely affect our ability to contract for product sales in U.S. dollars because our products may become more expensive to purchase in U.S. dollars for local customers doing business in the countries of the affected currencies.  At March 31, 2003, the financial instruments are as follows:

$155 million notional amount of foreign currency forward-exchange contracts designated as fair value hedges to offset the potential earnings effects from short term debt denominated in Swiss francs.

$221 million notional amount of foreign currency forward-exchange contracts designated as fair value hedges to offset the potential earnings effects from short term net euro liabilities in our Belgium subsidiary.

$28 million notional amount of foreign currency swaps designated as fair value hedges in Brazil where we borrow U.S. dollars and swap into Brazilian Reis.

$9 million notional amount of foreign currency forward-exchange contracts designated as cash flow hedges covering euro and U.S. dollar exposures to the rand in our South African subsidiary maturing in 2004.

Interest Rate Risks

We are exposed to market risk from changes in interest rates that could impact our results of operations and financial position.  As of March 31, 2003, approximately 5.8% of our debt was long term fixed rate loans.  We also had short term floating rate investments and deposits equal to approximately 61.8% of our short term floating rate debt at March 31, 2003.  The excess amount of our short term debt over our short term investments and deposits is exposed to fluctuations in short term interest rates.  A one percentage point increase in short term interest rates would have decreased our pre-tax earnings by $6.1 million and a one percentage point decrease in short term interest rates would have increased our pre-tax earnings by $6.1 million.  Alcon evaluates the use of interest rate swaps and periodically uses such agreements to manage its interest risk on selected debt instruments.

In January 2001, we entered into a 10-year pay floating, receive fixed interest rate swap on a notional amount of Japanese yen 5 billion.  This swap effectively converted our Japanese yen 5 billion fixed interest rate obligation to a floating rate instrument.  In July 2002, we entered into two separate two-year pay fixed, receive floating interest rate swaps with a total notional amount of $50 million.  The swaps effectively converted a portion of our floating rate commercial paper borrowings to fixed rate using a 3-month LIBOR interest rate swap.

At March 31, 2003, the fair value of the interest rate swaps was $2.6 million.  The fair values of the interest rate swaps are based on market data including the relevant interest rates at March 31, 2003 and are estimated using the Black-Scholes model.

Caution Concerning Forward Looking Statements

This report contains forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  These forward looking statements principally relate to statements regarding the expectations of our management with respect to the future performance of various aspects of our business.  These statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by our forward looking statements.  Words such as "may," "will," "should," "could," "would," "expect," "plan," "anticipate," "believe," "intend," "estimate," "project," "predict," "potential" and similar expressions are intended to identify forward looking statements.  These statements reflect the views of our management as of the date of this report with respect to future events and are based on assumptions and subject to risks and uncertainties and are not intended to give any assurance as to future results.  Given these uncertainties, you should not place undue reliance on these forward looking statements.  Factors that might cause future results to differ include, but are not limited to, the following: the development of commercially viable products may take longer and cost more than expected; changes in reimbursement procedures by third-party payors; competition may lead to worse than expected financial condition and results of operations; foreign exchange rate fluctuations may negatively affect our financial condition and results of operations; pending or future litigation may negatively impact our financial condition and results of operations; litigation settlements may negatively impact our financial condition and results of operations; product recalls or withdrawals may negatively impact our financial condition or results of operations; government regulation or legislation may negatively impact our financial condition or results of operations; changes in tax law or regulations in jurisdictions in which we and our subsidiaries are subject to taxation may adversely impact our financial performance; and supply and manufacturing disruptions could negatively impact our financial condition or results of operations.  You should read this report with the understanding that our actual future results may be materially different from what we currently expect.  We qualify all of our forward looking statements by these cautionary statements.  Except to the extent required under the federal securities laws and the rules and regulations promulgated by the Securities and Exchange Commission, we undertake no obligation to publicly update or revise any of these forward looking statements, whether to reflect new information or future events or circumstances or otherwise.

Trademarks

Trademarks used by Alcon appear in this report and are the property of or are licensed by Alcon, Inc.

Exhibit

The Organizational Regulations of Alcon. Inc.'s Board of Directors as revised on March 17, 2003 are attached as Exhibit 99.1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Alcon, Inc.

(Registrant)

Date

April 28, 2003

By

/s/ Guido Koller

Name: Guido Koller

Title: Senior Vice-president

Date

April 28, 2003

By

/s/ Stefan Basler

Name: Stefan Basler

Title: Attorney-in-Fact